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                         September 14, 2023

       Eugene Yates
       Chief Financial Officer
       Ironstone Properties, Inc.
       909 Montgomery Street
       San Francisco, California 94133

                                                        Re: Ironstone
Properties, Inc.
                                                            Form 10-K for
fiscal year ended Decemebr 31, 2022
                                                            Filed May 17, 2023
                                                            File No. 000-12346

       Dear Eugene Yates:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.
 Eugene Yates
FirstName  LastNameEugene    Yates
Ironstone Properties, Inc.
Comapany 14,
September  NameIronstone
               2023        Properties, Inc.
September
Page  2    14, 2023 Page 2
FirstName LastName
Form 10-K for fiscal year ended Decemebr 31, 2022

Item 8. Financial Statements and Supplementary Data, page 8

1. We note you have not provided audited financial statements in accordance with Rule 8-02 of Regulation S-X and therefore your filing is materially deficient. Additionally through the date of this letter, your Forms 10-Q for the interim periods during 2023 are delinquent. Please amend your filing to provide financial statements audited as of and for the required periods by a PCAOB-registered firm as soon as practicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Demarest at 202-551-3432 or Mark Rakip at 202-551-3573 if
you have any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction